Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264598

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated May 9, 2022)

Primary Offering of

69,780,665 Shares of Class A Common Stock Issuable Upon the Exchange of New Common
Units and Class V Common Stock

Secondary Offering of

94,278,420 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated May 9, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264598). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2022 (the “Current Report”) other than the information included in Items 2.02 and 7.01 and Exhibit 99.1, which were furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 69,780,665 shares of Inspirato Class A common stock, par value $0.0001 per share (“Class A Common Stock”) issuable upon the exchange of an equal number of New Common Units (as defined in the Prospectus) and Inspirato Class V common stock, par value $0.0001 per share (“Class V Common Stock”) held by Continuing Inspirato Members (as defined in the Prospectus). In addition, the Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) of up to 94,278,420 shares of Class A Common Stock (including (i) 30,393,285 shares issued to the Blocker Shareholders (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus), (ii) 2,747,500 Founder Shares (as defined in the Prospectus), (iii) 60,647,438 shares issuable upon the exchange of New Common Units and Class V Common Stock held by certain Continuing Inspirato Members, and (iv) 490,197 shares held by the Sponsor (as defined in the Prospectus)).

Our Class A Common Stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ISPO.” On August 8, 2022, the last reported sales price of our Class A Common stock was $4.94 per share.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2022

Inspirato Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1544 Wazee Street Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 586-7771

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ISPO	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	ISPOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 8, 2022, Inspirato Incorporated (“Inspirato” or the “Company”) issued a press release announcing its financial results for the quarter ended June 30, 2022. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Election of Director

On August 5, 2022, pursuant to the Nasdaq Rule 5605(e)(1)(A) a majority of the independent directors of the Company’s Board of Directors (the “Board”) recommended Scott Berman for Board membership and the Board increased the size of the Board by one member and appointed Scott Berman to serve as a Class III director, with a term expiring at the Company’s 2025 annual meeting of stockholders, as well as serve as a member of the Company’s Nominating and Corporate Governance Committee.

Scott Berman previously served as a Partner in the hospitality and leisure consulting practice at PricewaterhouseCoopers LLP ("PwC"), a global accounting firm, from 1992 to 2022, and served as PwC’s U.S. hospitality and leisure practice leader from 2007 until his retirement in June 2022. While at PwC, Mr. Berman consulted for both public and private boards at leading industry operating companies as well as many institutional owners of real estate in the hospitality and leisure sector. Prior to joining PwC in 1992, Mr. Berman was the Director of Development for Hilton International, a leading global hospitality company, where he was responsible for new hotel development and acquisition of existing properties in the United States, Canada, Mexico, Latin America and the Caribbean. Mr. Berman is an active member of the American Hotel & Lodging Association's Leadership Roundtable; serves on the Cornell Nolan School of Hotel Administration Dean's Advisory Board; serves on the Cornell SC Johnson Leadership Council; is a founding member of the Cornell University Center for Hospitality Research; serves on the Executive Board of the Greater Miami and the Beaches Hotel Association; and is a member of the International Society of Hospitality Consultants. He is a former member of the Board of Directors of the American Resort Development Association. Mr. Berman holds a B.S. in Hotel Administration from Cornell University.

There are no arrangements or understandings between Mr. Berman and any other person pursuant to which Mr. Berman was selected as a director. In addition, there are no transactions in which Mr. Berman has an interest that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Berman will receive compensation for his service pursuant to the Company’s Outside Director Compensation Policy, a copy of which is filed as Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-264598). This includes an annual cash retainer of $40,000 and one subscription to Inspirato Pass with an aggregate value of $26,400 per year for service as a non-employee director. In addition, Mr. Berman executed the Company’s standard form of indemnification agreement, a copy of which is filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-249390).

Item 7.01 Regulation FD Disclosure.

Inspirato announces material information to the public about Inspirato, its products and services, and other matters through a variety of means, including filings with the Securities and Exchange Commission, press releases, public conference calls, webcasts, the investor relations section of its website (https://investor.inspirato.com), its blog (https://www.inspirato.com/details) and its Twitter account (@inspirato) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with its disclosure obligations under Regulation FD.

The information in Item 2.02 and Item 7.01 of this Current Report on Form 8-K, and Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release issued by Inspirato Incorporated dated August 8, 2022

104	Cover Page Interactive Data File (Cover page XBRL tags are embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRATO INCORPORATED
Dated: August 8, 2022
	By:	/s/ R. Webster Neighbor
Name: R. Webster Neighbor Title: Chief Financial Officer

Exhibit 99.1

Inspirato Announces Strong Second Quarter 2022 Results,
Reiterates Full Year 2022 Guidance

DENVER, August 8, 2022 – Inspirato Incorporated (“Inspirato” or the “Company”) (NASDAQ: ISPO), the innovative luxury travel subscription brand, today announced its 2022 second quarter financial and operating results.

2022 Second Quarter Highlights

•	Record Setting Operational Results. As of June 30, 2022, Total Active Subscriptions, Annual Recurring Revenue and Controlled Accommodations all finished at the highest levels in Company history.
•	Record Subscription Revenue and Total Revenue. Record quarterly revenue of $84 million, an increase of 60% year-over-year, including record subscription revenue of $36 million, an increase of 50% year-over-year.
•	Subscription Travel. Record Active Subscriptions of 15,700 as of June 30, 2022, an increase of 15% year-over-year. Inspirato Pass subscriptions totaled 3,600, an increase of 75% year-over-year. Annual Recurring Revenue increased more than 50% year-over-year to a record $157 million.
•	Strong Travel Demand. Record quarterly Total Nights Delivered of 46,800 and record quarterly Total Nights Booked of 60,000 nights, year-over-year increases of 34% and 8%, respectively.
•	Strategic Inventory Growth. Addition of 49 net new Controlled Accommodations, bringing Total Controlled Accommodations to 702 as of June 30, 2022, a 67% increase year-over-year.
•	Strong Corporate Governance. In August, the Company appointed Scott Berman as a director to its board of directors. Mr. Berman has nearly 40 years’ experience in the field of hotel and resort advisory, most recently serving as a Partner and Industry Leader of PricewaterhouseCoopers LLP hospitality and leisure consulting practice.

2022 Guidance and 2023 Outlook

•	Anticipated 2022 total revenue between $350 million to $360 million, a year-over-year increase of approximately 50%.
•	Adjusted EBITDA loss, a non-GAAP financial measure defined below, is expected between $25 million and $15 million for 2022. Further, the Company anticipates generating positive Adjusted EBITDA for the full-year 2023.

These statements are forward-looking and actual results may differ materially. Refer to the Forward-Looking Statements safe harbor below for information on the factors that could cause our actual results to differ materially from these forward-looking statements.

Forward looking Adjusted EBITDA is a forward-looking non-GAAP financial measure. The Company is unable to reconcile forward-looking Adjusted EBITDA to net income, its most directly comparable forward-looking GAAP financial measure, without unreasonable effort, as a result of the uncertainty regarding, and the potential variability of, reconciling items such as equity-based compensation expense. However, it is important to note that material changes to reconciling items could have a significant effect on our future GAAP results.

Management Commentary

“Our results in the second quarter demonstrated the many ways Inspirato offers incredible value to its subscribers, commented Co-Founder and Chief Executive Officer Brent Handler. Despite the macro uncertainty in the current environment, we continue to set records from both a new supply and travel demand standpoint that have us positioned to meet our full-year revenue guidance of $350 to $360 million. As we shift our focus to the back half of the year and 2023, the emphasis is on quickly and efficiently returning to generating sustained profitability.”

“Further, we’re very excited to welcome Scott Berman to our Board of Directors. His decades of experience as both a leader and expert in the hospitality and leisure and tourism worlds will bring invaluable perspective and diversity of thought to our organization.”

Chief Financial Officer Web Neighbor added, “Reaffirming our guidance with a line of sight to positive Adjusted EBITDA in the near-term is a testament to our suite of complimentary subscription products, our flexible cost structure, and our proven ability to deliver exceptional travel experiences. We strive to be thoughtful stewards of shareholder capital and will continue to pursue a balanced approach to both growth and corporate investments that we believe will position the Company for continued success.”

Business and Financial Highlights

Total revenue for the quarter was $84 million, a 60% increase year-over-year. Subscription revenue in the second quarter of 2022 was $36 million compared to $24 million in the second quarter of 2021. The 50% increase in subscription revenue between periods was attributable to an increase in Active Subscriptions to 15,700 as of June 30, 2022, compared to 13,700 at the end of the second quarter of 2021. Inspirato Pass subscriptions grew 75% to 3,600 as of June 30, 2022 from 2,100 at the end of the second quarter of 2021, while Inspirato Club subscriptions grew 4% to 12,100 from approximately 11,600 between periods.

Annual Recurring Revenue (“ARR”) increased to a record of $157 million at the end of the second quarter of 2022 compared to $104 million as of June 30, 2021. The 51% year-over-year increase in ARR was due to growth in Active Subscriptions, as well as an increased share of Inspirato Pass subscriptions, which contribute more subscription revenue than Inspirato Club subscriptions.

The following table provides key business metrics as of June 30, 2021 and 2022:

	As of June 30,
	2021	2022
Active Subscribers	12,761	14,323
Active Subscriptions	13,653	15,668
Annual Recurring Revenue (thousands)	$103,920	$156,801

*See the section below titled “Key Business Metrics” for definitions of these metrics.

Travel revenue was $48 million in the second quarter of 2022 compared to $29 million in the second quarter of 2021. The 69% increase in travel revenue year-over-year was primarily due to increases in total Paid nights delivered and Paid average daily rates*.

 *Paid average daily rate is equal to total paid residence revenue divided by total paid residence nights.

Gross margin in the second quarter of 2022 was $24 million, an increase of 42% compared to gross margin of $17 million in the second quarter of 2021. Gross margin as a percentage of revenue was 28% for the second quarter of 2022, reflecting the significant volume of new residences and the typical seasonal impact experienced in many of our core markets.

The following table provides the components of gross margin for the periods ended June 30, 2021 and 2022:

	Three Months Ended June 30,			Six Months Ended June 30,
(millions)	2021	2022	% Change	2021	2022	% Change
Travel revenue	$28.5	$48.1	69%	$56.3	$97.9	74%
Subscription revenue	23.7	35.6	50%	45.1	67.7	50%
Other revenue	0.1	—	(100)%	0.2	0.2	—
Total revenue	52.3	83.7	60%	101.6	165.8	63%
Cost of revenue	35.6	60.1	69%	67.7	107.0	58%
Gross margin	$16.7	$23.6	42%	$33.9	$58.8	73%
Gross margin (%)	32%	28%	N/A	33%	35%	N/A

In order to satisfy consumer demand for private luxury accommodations, the Company successfully increased its Controlled Accommodations to a record 702 as of June 30, 2022, representing an increase of 67% compared to a year ago.

Key additions to Inspirato’s portfolio of Controlled Accommodations in the second quarter include new luxury residences in Big Sky, Montana, Los Cabos, Mexico, Malibu, California and Bahia Beach, Puerto Rico, among others.

Total Nights Delivered were 46,800 in the second quarter of 2022, a 34% increase compared to 34,900 in the second quarter of 2021, while Total Occupancy was 82% and 91% for the second quarter of 2022 and 2021, respectively.

The following table provides other operating metrics for the periods ending June 30, 2021 and 2022:

	Three Months Ended June 30,
	2021	2022
Total Nights Delivered	34,869	46,845
Total Occupancy	91%	82%
Controlled Accommodations*	420	702

*Controlled Accomodations as of June 30. See the section below titled “Other Operating Metrics” for definitions of these metrics.

Net loss for the second quarter of 2022 was $7.2 million compared to a net loss of $0.6 million in the second quarter of 2021. The difference in net loss between periods was due to increased gross margin being offset by increased corporate operating expenses. Adjusted Net Loss, a non-GAAP measure defined below, was $18 million for the second quarter of 2022 compared to an Adjusted Net Loss of $10 million in the comparable 2021 period. The primary difference in Adjusted Net Loss between periods was due to increased sales and marketing and operations expense partially offset by increased gross margin.

Adjusted EBITDA loss, a non-GAAP measure defined below, was approximately $14 million in the second quarter of 2022 compared to a loss of approximately $8.2 million in the second quarter of 2021. The difference in Adjusted EBITDA loss between periods was primarily due to increased sales and marketing and operations expenses partially offset by increased gross margin between periods.

Net cash flows used in operations was approximately $14 million in the second quarter of 2022 compared to net cash flows provided by operations of approximately $10 million in the comparable 2021 period. The difference in cash flows between periods is primarily attributable to changes in working capital.

Reconciliation of Non- GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we use Adjusted Net Loss, Adjusted EBITDA, Adjusted EBITDA Margin and Free Cash Flow as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

There are limitations related to the use of these non-GAAP financial measures, including that they exclude significant expenses that are required by GAAP to be recorded in our financial measures. Other companies may calculate non-GAAP financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any measures derived in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Adjusted Net Loss, Adjusted EBITDA, Adjusted EBTIDA Margin and Free Cash Flow to their respective related GAAP financial measures. We encourage investors and others to review our business, results of operations, and financial information in its entirety, not to rely on any single financial measure, and to view Adjusted Net Loss, Adjusted EBITDA loss, Adjusted EBITDA Margin and Free Cash Flow in conjunction with their respective related GAAP financial measures.

Adjusted Net Loss. Adjusted Net Loss is a non-GAAP financial measure that we define as net income (loss) before non-controlling interests excluding gain on forgiveness of debt and warrant fair value gains and losses.

The above items are excluded from our Adjusted Net Loss measure because our management believes that these costs and expenses are not indicative of our core operating performance and do not reflect the underlying economics of our business.

Adjusted EBITDA. Adjusted EBITDA (loss) is a non-GAAP financial measure that we define as net income (loss) before interest expense, interest income, taxes, depreciation and amortization, equity-based compensation expense, warrant fair value gains and losses, pandemic related severance costs, public company readiness expenses, and gain on forgiveness of debt.

The above items are excluded from our Adjusted EBITDA (loss) measure because our management believes that these costs and expenses are not indicative of our core operating performance and do not reflect the underlying economics of our business.

Free Cash Flow. We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment and additions to capitalized software. We believe that Free Cash Flow is a meaningful indicator of liquidity that provides information to our management and investors about the amount of cash generated from operations, after purchases of property and equipment and additions to capitalized software, that can be used for strategic initiatives. Our Free Cash Flow is impacted by the timing of bookings because we collect travel revenue between the time of booking and 30 days before a stay or experience occurs. See below for reconciliations of our non-GAAP financial measures.

Key Business Metrics

We use a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and business plans, and make strategic decisions. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy.

Active Subscriptions and Active Subscribers. We use Active Subscriptions to assess the adoption of our subscription offerings, which is a key factor in assessing our penetration of the market in which we operate and a key driver of revenue. We define Active Subscriptions as subscriptions as of the measurement date that are paid in full, as well as those for which we expect payment for renewal. Active Subscribers are subscribers who have one or more Active Subscription(s).

Annual Recurring Revenue. We believe that ARR is a key metric to measure our business performance because it is driven by our ability to acquire Active Subscriptions and to maintain our relationship with existing subscribers. ARR represents the amount of revenue that we expect to recur annually, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. ARR should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these items. ARR consists of contributions from our subscription revenue streams and does not include travel revenue or enrollment fees. We calculate ARR as the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate for each applicable subscription type at the end of the period for which ARR is being calculated.

Other Operating Metrics

Controlled Accommodations. Controlled Accommodations includes leased residences, hotel penthouses, suites and rooms, and residences under net rate agreements, including those that have executed agreements but have not yet been released for booking by our members.

Total Nights Delivered. Total Nights Delivered includes all Paid, Inspirato Pass, employee and other complimentary nights in all residences or hotels.

Total Occupancy. Total Occupancy is inclusive of Paid, Inspirato Pass, employee and other complimentary nights in residences.

Inspirato Incorporated

Condensed Consolidated Statements of Operations

(unaudited, in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2022	2021	2022
Revenue	$52,286	$83,698	$101,566	$165,771
Cost of revenue (including depreciation of $408 and $880 in 2021, and $495 and $870 in 2022 respectively)	35,623	60,081	67,712	107,002
Gross margin	16,663	23,617	33,854	58,769
General and administrative (including equity-based compensation of $466 and $2,431 in 2021, and $975 and $2,833 in 2022 respectively)	13,024	15,782	21,658	33,476
Sales and marketing	6,000	11,061	11,249	21,203
Operations	5,850	11,179	10,879	20,853
Technology and development	897	2,876	1,780	5,684
Depreciation and amortization	600	694	1,283	1,353
Interest, net	378	193	547	332
Warrant fair value (gains) losses	—	(11,126)	456	6,544
Gain on forgiveness of debt	(9,518)	—	(9,518)	—
Loss and comprehensive loss before income taxes	(568)	(7,042)	(4,480)	(30,676)
Income tax expense	—	206	—	387
Net loss and comprehensive loss	(568)	(7,248)	(4,480)	(31,063)
Net loss and comprehensive loss attributable to noncontrolling interests (Note 16)	—	4,274	—	16,053
Net loss and comprehensive loss attributable to Inspirato Incorporated	$(568)	$(2,974)	$(4,480)	$(15,010)

Basic and diluted weighted average common units and Class A shares outstanding, respectively	105,503	52,400	105,503	47,384
Basic and diluted net loss attributable to Inspirato Incorporated per common unit and Class A share, respectively	$(0.01)	$(0.06)	$(0.04)	$(0.32)

Inspirato Incorporated

Condensed Consolidated Balance Sheets

(unaudited, in thousands, except per share data)

	December 31,	June 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	$80,233	$121,321
Restricted cash	2,720	1,740
Accounts receivable, net	2,389	2,725
Accounts receivable, net – related parties	386	708
Prepaid subscriber travel	17,183	24,520
Prepaid expenses	11,101	9,970
Other current assets	762	574
Total current assets	114,774	161,558
Property & equipment, net	8,695	11,904
Goodwill	21,233	21,233
Right of use assets	—	236,393
Other long term assets	1,068	1,130
Total assets	$145,770	$432,218
Liabilities
Current liabilities
Accounts payable	$33,140	$35,319
Accrued liabilities	6,035	5,122
Deferred revenue	176,813	175,841
Deferred rent	457	—
Debt	13,267	14,000
Lease liability	—	65,210
Total current liabilities	229,712	295,492
Deferred revenue	14,450	15,781
Deferred rent	7,468	—
Lease liability	—	177,597
Warrants	547	5,607
Total liabilities	252,177	494,477

Commitments and contingencies (Note 12)

Temporary equity (Note 3)

Series A-1; 222 authorized and 217 issued and outstanding at December 31, 2021; none at June 30, 2022	12,809	—
Series A-2; 130 authorized, issued, and outstanding at December 31, 2021; none at June 30, 2022	5,489	—
Series B; 193 authorized, issued, and outstanding at December 31, 2021; none at June 30, 2022	19,860	—
Series B-1; 128 authorized and 124 issued and outstanding at December 31, 2021; none at June 30, 2022	15,282	—
Series D; 158 authorized, issued, and outstanding at December 31, 2021; none at June 30, 2022	20,125	—
Series E; 132 authorized and 96 issued and outstanding at December 31, 2021; none at June 30, 2022	9,719	—
Total temporary equity	83,284	—

Equity
Series C; 491 authorized, issued, and outstanding at December 31, 2021; none at June 30, 2022 (Note 3)	21,477	—
Common units 4,470 authorized; 1,149 issued and outstanding at December 31, 2021; none at June 30, 2022 (Note 3)	—	—
Class A common stock, par value $0.0001 per share, 1,000,000 shares authorized, 52,448 shares issued and outstanding as of June 30, 2022	—	5
Class V common stock, $0.0001 par value, 500,000 shares authorized, 69,781 shares issued and outstanding as of June 30, 2022	—	7
Additional paid-in capital	—	244,799
Accumulated deficit	(211,168)	(226,361)
Total equity excluding noncontrolling interest	(189,691)	18,450
Noncontrolling interests (Note 16)	—	(80,709)
Total equity	(189,691)	(62,259)
Total liabilities, temporary equity, and equity	$145,770	$432,218

Inspirato Incorporated

Condensed Consolidated Statements of Cash Flows

(unaudited, in thousands, except per share data)

	Six months ended June 30,
	2021	2022
Cash flows from operating activities:
Consolidated net loss	$(4,480)	$(31,063)
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities
Depreciation and amortization	2,164	2,223
Warrant fair value losses	456	6,544
Equity-based compensation	975	2,833
Gain on forgiveness of debt	(9,518)	—
Non-cash lease expense	515	76
Changes in operating assets and liabilities, net of reverse recapitalization:
Accounts receivable, net	183	(336)
Accounts receivable, net – related parties	(388)	(322)
Prepaid member travel	(3,538)	(3,675)
Prepaid expenses	(101)	(3,625)
Right of use asset	—	(493)
Other assets	280	126
Accounts payable	10,566	2,179
Accrued liabilities	2,212	(1,237)
Deferred revenue	20,299	359
Net cash provided by (used in) operating activities	19,625	(26,411)

Cash flows from investing activities:
Development of internal-use software	(263)	(489)
Purchase of property and equipment	(1,061)	(4,619)
Net cash used in investing activities	(1,324)	(5,108)

Cash flows from financing activities:
Repayments of debt	(476)	(13,267)
Proceeds from debt	—	14,000
Proceeds from reverse recapitalization	—	90,070
Payments of reverse recapitalization costs	—	(23,899)
Proceeds from issuance of common stock	—	5,000
Payments of employee taxes for unit option exercises	—	(117)
Proceeds from unit option exercises	—	23
Distributions	(81)	(183)
Net cash (used in) provided by financing activities	(557)	71,627

Net increase in cash, cash equivalents, and restricted cash	17,744	40,108
Cash, cash equivalents, and restricted cash – beginning of period	67,001	82,953
Cash, cash equivalents, and restricted cash – end of period	$84,745	$123,061

Supplemental cash flow information – cash paid for interest	$290	$285
Significant noncash transactions:
Conversion of preferred stock in connection with reverse recapitalization	$—	$104,761
Warrants acquired at fair value	—	8,390
Warrants exercised	—	9,874
Fixed assets purchased but unpaid, included in accounts payable	—	324
Conversion of deferred rent and prepaid rent to right of use asset	—	6,831

Reconciliation of Net Loss to Adjusted Net Loss
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2021	2022	2021	2022
Net loss	$(568)	$(7,248)	$(4,480)	$(31,063)
Gain on forgiveness of debt	(9,518)	—	(9,518)	—
Warrant fair value (gains) losses	—	(11,126)	456	6,544
Adjusted Net Loss	$(10,086)	$(18,374)	$(13,542)	$(24,519)

Reconciliation of Net Loss to Adjusted EBITDA
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2021	2022	2021	2022
Net loss and comprehensive loss	$(568)	$(7,248)	$(4,480)	$(31,063)
Interest expense, net	378	193	547	332
Income taxes	—	206	—	387
Depreciation and amortization	1,008	1,189	2,163	2,223
Equity-based compensation	466	2,431	975	2,833
Warrant fair value (gains) losses	—	(11,126)	456	6,544
Public company readiness costs	—	—	—	1,092
Gain on forgiveness of debt	(9,518)	—	(9,518)	—
Adjusted EBITDA	$(8,234)	$(14,355)	$(9,857)	$(17,652)
Adjusted EBITDA Margin(1)	(15.7)%	(17.2)%	(9.7)%	(10.6)%

(1)	We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of total revenue for the same period.

Reconciliation of Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
(thousands)	2021	2022	2021	2022
Net cash provided by (used in) operating activities	$10,414	$(13,745)	$19,625	$(26,411)
Development of internal-use software	73	(306)	(263)	(489)
Purchase of property and equipment	(701)	(3,632)	(1,061)	(4,619)
Net cash used in financing activities	(628)	(3,938)	(1,324)	(5,108)
Free Cash Flow	$9,786	$(17,683)	$18,301	$(31,519)

2022 Second Quarter Earnings Call and Webcast

The Company invites you to join Brent Handler, Co-Founder and Chief Executive Officer, and Web Neighbor, Chief Financial Officer for a conference call on Monday, August 8, 2022 to discuss its 2022 second quarter operating and financial results.

To listen to the audio webcast and Q&A, please visit the Inspirato Investor Relations website at https://investor.inspirato.com. An audio replay of the webcast will be available on the Inspirato Investor Relations website shortly after the call.

Conference Call and Webcast:

Date/Time: Monday, August 8, 2022 at 11:00 a.m. ET Webcast: https://edge.media-server.com/mmc/p/fpcm8wea

Upcoming Events

The Company plans to participate in the Baird Newly Public Company Virtual Access Day on Wednesday, August 17, 2022 and to attend Citi’s 2022 Global Technology Conference on September 7, 2022 in New York City and the Piper Sandler Growth Frontiers Conference on September 13th, 2022 in Nashville, TN. An updated presentation will be posted to the Company’s website, https://investor.inspirato.com, prior to each event.

About Inspirato

Launched in 2011, Inspirato (NASDAQ: ISPO) is the innovative luxury travel subscription brand that provides affluent travelers access to a managed and controlled portfolio of hand-selected vacation options, delivered through a subscription model to ensure the service and certainty that affluent customers demand. The Inspirato portfolio includes branded luxury vacation homes available exclusively to subscribers and guests, accommodations at five-star hotel and resort partners, and custom travel experiences. In 2019, Inspirato revolutionized travel by introducing Inspirato Pass, the world’s first luxury travel subscription that includes all nightly rates, taxes, and fees. For more information, visit www.inspirato.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecast,” “plan,” “intend,” “target,” or the negative of these words or other similar expressions that concern our expectations, strategy, priorities, plans, or intentions. Forward-looking statements in this press release include, but are not limited to, statements regarding our expectations relating to future operating results and financial position; guidance and growth prospects; quotations of management; our expectations regarding the luxury travel market; anticipated future expenses and investments; business strategy and plans; market growth; market position; and potential market opportunities. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties, including changes in our plans or assumptions, that could cause actual results to differ materially from those projected. These risks include our inability to forecast our business due to our limited experience with our pricing models; the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; our ability to compete effectively in an increasingly competitive market; our ability to sustain and manage our growth; and general market, political, economic and business conditions and other risks detailed in our filings with the Securities and Exchange Commission (the “SEC”), including in our Quarterly Report on Form 10-Q that will be filed with the SEC by August 15, 2022 and subsequent filings with the SEC.

Past performance is not necessarily indicative of future results. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect our expectations, plans, or forecasts of future events and views as of the date of this press release. We anticipate that subsequent events and developments will cause our assessments to change. All information provided in this release is as of the date hereof, and we undertake no duty to update this information unless required by law. These forward-looking statements should not be relied upon as representing our assessment as of any date subsequent to the date of this press release.

Contacts:

Investor Relations:

ir@inspirato.com

Media Relations:

communications@inspirato.com